EXHIBIT 99.1

FOR IMMEDIATE RELEASE
                                                   Contact: Becky Haight
                                                            Investor Relations
                                                            Pathnet
                                                            877 227-5600
                                                            investor@pathnet.net

                                                            Patti Kelly
                                                            Media Relations
                                                            Pathnet
                                                            703 390-2868
                                                            pkelly@pathnet.net

                     PATHNET ANNOUNCES FIRST QUARTER RESULTS

RESTON, VA, MAY 9, 2000-- Pathnet Telecommunications, Inc., a `next generation' carrier's carrier of long-haul transport and competitive local access services to under-served markets, today announced its financial and operating results for the quarter ending March 31, 2000.

First quarter revenue doubled to $1.9 million as compared to revenue of $0.8 million in the first quarter of 1999, and was up almost 90% sequentially from $1.0 million in the prior quarter. As expected, given the expenses relating to the company's recent reorganization, earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter resulted in a loss of $10.0 million, up from a loss of $4.6 million for the year-ago quarter.

After performing a thorough review and evaluation of the company's proposed transaction with Colonial Pipeline, BNSF and CSX, Pathnet bondholders provided the necessary consent to enable the transaction to go forward. This affirmative action paved the way for the subsequent closing of Pathnet's strategic investment agreements with these companies valued at $250 million. As part of these agreements, Pathnet received the right to develop over 12,000 miles of the investors' right-of-way holdings.

"It was clearly a landmark quarter for us," said president and chief executive officer Richard Jalkut. "We almost tripled our services backlog to $15 million during the quarter, bringing our total backlog to $61 million when combined with our infrastructure and construction sales backlog of $46 million. In addition, we strengthened ourselves financially with a major equity infusion into the company and strategically with the addition of three prominent partners."

Pathnet increased its gross plant and equipment by $29 million in the quarter, bringing total plant and equipment acquired to $168 million at quarter-end. The company also completed 100 route miles of network and 25 collocations, bringing its total network to 6,900 route miles and a total of 65 collocations in over 40 cities. The company continues to target 150 collocations in 80 cities by the end of the year.

"Our network rollout is on track - we have 6,900 miles of network with 1,200 miles under construction. In addition, we recently signed a swap deal that will extend our network another 1,300 miles," said Bob Rouse, Pathnet chief operating officer. "With 65 collocations in over 40 cities available for TDM services, we continue to rollout new collocations every week and expect to have our collocations xDSL and PRI service-ready within the next several months. Both these products are part of our unique VPOP Plus Service, which bundles Pathnet's low cost access and transport into an unprecedented value for its customers."

FIRST QUARTER HIGHLIGHTS AND RECENT DEVELOPMENTS

o    Closed transaction for strategic investments valued at over $250 million

o The above transaction added $43 million in cash and $187 million in intangible ROW to Pathnet's balance sheet and is expected to add an additional $25 million in the second quarter

o Completed 25 collocations, bringing cumulative total to 65 o Increased sales backlog to $61 million o Achieved CLEC approval in a total of 16 states o Signed swap agreement with another carrier for 1,300 route miles of network

o Announced purchase agreement with Nortel Networks and Hekimian for their OPTera and TestDSLTM products, respectively

Pathnet is a `next generation' carrier's carrier providing competitive local access services and high capacity, digital transport to under-served and second- and third-tier U.S. cities. Pathnet provides service to inter-exchange carriers, local exchange carriers, Internet service providers, Regional Bell Operating Companies, cellular operators and resellers. Pathnet currently has 6,900 route miles of completed network and 1,200 route miles of network under construction. Additional information about Pathnet can be found on the company's web site at:
WWW.PATHNET.NET.

THE STATEMENTS MADE BY PATHNET AND PATHNET TELECOMMUNICATIONS IN THIS PRESS RELEASE MAY BE FORWARD-LOOKING IN NATURE. NO ASSURANCE CAN BE GIVEN THAT FUTURE RESULTS WILL BE ACHIEVED; ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN FORWARD-LOOKING STATEMENTS. PATHNET AND PATHNET TELECOM BELIEVE THAT THEIR PRIMARY RISK FACTORS INCLUDE, BUT ARE NOT LIMITED TO: SIGNING
ADDITIONAL AGREEMENTS WITH PRIVATE NETWORK OPERATORS AND OTHERS; OFFERING SERVICES TO TELECOMMUNICATION SERVICE PROVIDERS; ENTERING INTO PARTNERING ARRANGEMENTS; BUILDING A DIGITAL NETWORK; MEETING MARKET DEMAND AND CUSTOMER SERVICE EXPECTATIONS; AND OBTAINING ADDITIONAL FINANCING. ADDITIONAL INFORMATION CONCERNING THESE AND OTHER POTENTIALLY IMPORTANT FACTORS CAN BE FOUND WITHIN PATHNET TELECOM'S REGISTRATION STATEMENT AND PATHNET'S PERIODIC REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE FEDERAL SECURITIES LAWS. STATEMENTS IN THIS RELEASE SHOULD BE EVALUATED IN LIGHT OF THESE IMPORTANT FACTORS.

                        PATHNET TELECOMMUNICATIONS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
 .


                                                      FOR THE THREE MONTHS ENDED
                                                              MARCH 31,
                                                         2000            1999
                                                         ----            ----
                                                      (UNAUDITED)   (UNAUDITED)

Revenue                                            $       1,927   $        826
                                                  --------------   ------------
Expenses:
    Cost of revenue                                        4,269          2,651
    Selling, general and administrative                    6,244          2,795
    Contribution & Reorganization expenses                 1,408             --
    Depreciation                                           2,558            538
                                                  --------------   ------------
      Total expenses                                      14,479          5,984
                                                  --------------   ------------
Net operating loss                                       (12,552)        (5,158)
Interest expense                                          (9,742)       (10,271)
Interest income                                            2,235          3,815
Other                                                       (172)            88
                                                  --------------   ------------
      Net loss                                     $     (20,231)  $    (11,526)
                                                  ==============   ============
Basic and diluted loss per
    Common share                                  $        (6.59)  $      (3.97)
                                                  ==============   ============
Weighted average number of
    Common shares outstanding                             3,068           2,903
                                                  ==============   ============

Other Data:
    EBITDA (1)                                    $      (9,994)   $     (4,620)
                                                  =============    ============


                        PATHNET TELECOMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT STATISTICAL DATA)

                                                                            MARCH 31,          DECEMBER 31,
                                                                              2000                 1999
                                                                              ----                 ----
                                                                            (UNAUDITED)

                                         ASSETS
Cash and cash equivalents                                               $      118,599       $      90,662
Marketable securities available for sale, at market                             11,675              42,652
Other current assets                                                             3,020               2,486
                                                                        --------------       -------------
     Total current assets                                                      133,294             135,800
Property and equipment, net                                                    158,365             131,928
Intangible assets                                                              187,275                  --
Restricted cash and marketable securities available for sale, at market         25,817              21,541
Pledged marketable securities held to maturity                                  21,550              21,265
Other assets                                                                    16,373              10,002
                                                                        --------------       -------------
       Total assets                                                     $      542,674       $     320,536
                                                                        ==============       =============
                           LIABILITIES, MANDATORILY REDEEMABLE
                   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Total current liabilities                                                       40,533              30,588
Bonds payable, net of unamortized bond discount of $3,276 and $3,378           346,724             346,622
Other non-current liabilities                                                    7,991               3,093
Total mandatorily redeemable preferred stock                                    37,872              35,970
Total stockholders' equity (deficit)                                           109,554             (95,737)
                                                                        --------------       -------------
       Total liabilities, mandatorily redeemable preferred stock and
       stockholders' equity (deficit)                                   $      542,674       $     320,536
                                                                        ==============       =============


Selected statistical data:
       Route miles complete                                                      6,900                6,800
       Route miles under construction                                            1,200                  700
       Collocations                                                                 65                   40




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